

June 27, 2014

Via E-mail
Mr. Harold W. Andrews, Jr.
Executive Vice President and Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

      **Re:    Sabra Health Care REIT, Inc.**
              **Form 10-K for the year ended December 31, 2013**
              **Filed February 28, 2014**
              **File No. 1-34950**

Dear Mr. Andrews:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

6. Loans Receivable and Other Investments, page F-16

1.      We note that you have significantly increased loan origination activity in 2013. Please tell us, and consider discussing in your MD&A, whether you anticipate this trend to be indicative of your future operations and business strategy. In addition, please tell us what consideration you gave to presenting net interest income related to interest earned on loans receivable. Lastly, please tell us why you believe the loan origination portion of your business does not constitute a separately reportable segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant